January 12, 2005


Mail Stop 0409

      VIA U.S. MAIL AND FAX (505) 831-4865

Barbara Page
Chief Executive Officer, Chief
 Financial Officer and Director
Westland Development Co., Inc.
401 Coors Boulevard, N.W.
Albuquerque, New Mexico 87121

Re:	Westland Development Co., Inc.
	Form 10-KSB for the year ended June 30, 2004
	Form 10-QSB for the quarter ended September 30, 2004
      File No. 0-07775

Dear Ms. Page:

      We have reviewed your above referenced filings and have the following comments. All persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the Year Ended June 30, 2004

Managements Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies
1. We note your disclosure that allocable subdivision costs (e.g. road, sewer and sidewalks) and community wide costs (engineering fees and other costs that benefit the entire community) related to your residential lot development are allocated to residential units based on the number of lots or acreage. Please tell us how this policy is consistent with paragraph 11 of SFAS No. 67 .

Notes to the Consolidated Financial Statements

Note A-Nature of Operations and Summary of Accounting Policies

7-Recognition of Income on Real Estate Transactions and Rentals
2. Please tell us your policy with respect to your revenue recognition for sales of developed lots to homebuilders (e.g. full accrual method vs. percentage completion). For instance, please clarify for us whether you have a contractual commitment to complete any of the following development activities with respect to your residential lot sales to homebuilders: 1) construction of roads providing access to or through the land, 2) provide water and sewer utilities to the land or 3) construct amenities such as a clubhouse, tennis courts and swimming pool in the future. In such cases the percentage completion method is generally followed. Specifically refer to paragraphs 41 and 42 of SFAS 66.
3. Please clarify for us whether you have any grazing or oil and gas lease income associated with any of the land that is currently undergoing development or is being held for development (such as the
6,400 acres held for the master planned community of The Petroglyphs) and how you account for such income. Refer to paragraph 10 of SFAS No. 67.

Form 10-Q for the Quarter Ended September 30, 2004

General
4. Please amend the filing to include the Section 302 and 906
Certifications of the Sarbanes-Oxley Act in Exhibits 31 and 32, respectively of your Form 10-Q. Refer to Item 601 of Regulation
S-B.







*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions for future filings that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.











      You may contact Jay Spinella, Staff Accountant, at (202)
942-
7323 or Steven Jacobs, Senior Staff Accountant, at (202) 824-5222 if you have questions regarding comments on the financial statements and related matters.



						Sincerely,



Steven	Jacobs
Senior Staff Accountant

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Westland Development Co., Inc.
January 12, 2005